0 WEYERHAEUSER Growing a Truly Great Company Doyle Simons President & Chief Executive Officer Citi 2014 Global Property CEO Conference, Hollywood, FL March 4-5, 2014 0 Filed by Weyerhaeuser Company pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Act of 1934, as amended Subject Company: Weyerhaeuser Company Commission File No.: 001-04825

1 FORWARD-LOOKING STATEMENTS AND NON-GAAP FINANCIAL MEASURES This presentation contains statements that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, with respect to future prospects, developments, business strategies, the transaction involving Weyerhaeuser Real Estate Company (“WRECO”) and TRI Pointe Homes, Inc. (“TPH transaction”), the benefits and impacts of the acquisition of Longview Timber LLC and/or TPH transaction (including cost savings, operational and other synergies and impacts on revenues, earnings, cash flow, tax impacts, funds from operations and funds available for distribution), future dividend increases, business priorities, future performance, cost reductions and other strategic initiatives, growth, capital structure, credit ratings, capital expenditures, future cash and debt levels, and harvests and export markets. The words “anticipate,” “believe,” “could,” “forecast,” “estimate,” “outlook,” “goal,” “will,” “plan,” “expect,” “target” and “would” and similar terms and phrases, including references to assumptions, have been used in this presentation to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond the company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, the factors described under “Forward-Looking Statements" in our annual report on Form 10-K for the year ended December 31, 2013. These forward-looking statements are based on various assumptions and may not be accurate because of risks and uncertainties surrounding these assumptions. There is no guarantee that any of the events anticipated by these forward-looking statements will occur. If any of the events occur, there is no guarantee what effect they will have on company operations or financial condition. The company will not update these forward-looking statements after the date of this presentation. Nothing on our website is included or incorporated by reference herein. Included in this presentation are certain non-GAAP financial measures which management believes complement the financial information presented in accordance with generally accepted accounting principles in the United States of America. Management believes such measures are useful to investors. Our non-GAAP financial measures are not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the metrics of calculation. For a reconciliation of non-GAAP measures to GAAP measures see the appendices to this presentation.

2 ADDITIONAL INFORMATION Additional Information and Where to Find it: In connection with the proposed “Reverse Morris Trust” transaction between TRI Pointe Homes, Inc. and Weyerhaeuser Company, pursuant to which the homebuilding subsidiary of Weyerhaeuser, WRECO (with certain exclusions), will be combined with TRI Pointe, TRI Pointe has filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which includes a prospectus. TRI Pointe has also filed a proxy statement which will be sent to the TRI Pointe shareholders in connection with their vote required in connection with the transaction. In addition, WRECO has filed a registration statement in connection with its separation from Weyerhaeuser. Both TRI Pointe and WRECO expect to file amendments to these filings before they become effective. Investors and security holders are urged to read the proxy statement, registration statement/prospectus and any further amendments when they become available as well as any other relevant documents when they become available, because they will contain important information about TRI Pointe, the real estate business of Weyerhaeuser and the proposed transaction. The proxy statement, registration statement/prospectus and any further amendments (when they are available) and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Weyerhaeuser upon written request to Weyerhaeuser Company, 33663 Weyerhaeuser Way South, Federal Way, Washington 98003, Attention: Vice President, Investor Relations, or by calling (800) 561-4405. Participants in the Solicitation: This communication is not a solicitation of a proxy from any security holder of TRI Pointe or Weyerhaeuser. However, Weyerhaeuser, TRI Pointe and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TRI Pointe’s shareholders in connection with the proposed transaction. Information about Weyerhaeuser’s directors and executive officers may be found in its Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on February 18, 2014, and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders, filed with the SEC on February 25, 2014. Information about TRI Pointe’s directors and executive officers may be found in its Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on March 28, 2013. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the direct and indirect interests of these participants, whether by security holdings or otherwise, will be included in the registration statement/prospectus, proxy statement and other relevant materials to be filed with the SEC when they become available. Non-Solicitation: This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. .

3 WEYERHAEUSER TIMBERLANDS • 7 MM acres • $632 MM EBITDA* WOOD PRODUCTS • EBITDA* -Lumber: $317 MM -OSB**: $247 MM -ELP**: $45 MM - Distribution: $(33) MM CELLULOSE FIBERS • 6 mills • 2 converting facilities • $353 MM EBITDA* *2013 EBITDA Excluding Special Items. Unallocated items not included. See appendix for reconciliation to GAAP amounts. **ELP = Engineered Lumber Products, OSB = Oriented Strand Board

4 WEYERHAEUSER STRUCTURE Minerals and other non-qualifying activities Weyerhaeuser Company Timberlands (REIT) Taxable REIT Subsidiary Non-REIT Timber Business Wood Products Weyerhaeuser Real Estate Company (WRECO) Cellulose Fibers Approximately 7 million acres of timberlands Specialty Absorbent Pulp Single-Family Homebuilding Land Development Lumber, OSB, Engineered Wood Products, Distribution

5 TIMBERLANDS UNIQUELY POSITIONED US West (Longview acquisition in red) US South LARGEST PACIFIC NORTHWEST TIMBERLAND OWNER – 2.6 million acres, including Longview acquisition – Douglas fir domestic and export value U.S. SOUTH – More than 4 million acres – Primarily Southern yellow pine URUGUAY – More than 300,000 acres – Loblolly pine and eucalyptus SCALE AND KNOW-HOW PROVIDE COMPETITIVE ADVANTAGE

6 HOUSING RECOVERS TO TREND ~1.5 MM STARTS 0.0 0.5 1.0 1.5 2.0 2.5 2 0 0 0 2 0 0 1 2 0 0 2 2 0 0 3 2 0 0 4 2 0 0 5 2 0 0 6 2 0 0 7 2 0 0 8 2 0 0 9 2 0 1 0 2 0 1 1 2 0 1 2 2 0 1 3 2 0 1 4 2 0 1 5 *RISI *John Burns *Global Insight TOTAL U.S. HOUSING STARTS (Seasonally Adjusted Annual Rate) Source: Census *Forecast Harvard Joint Center for Housing Studies forecast: • Trend (2015 and beyond) 1.6 - 1.9 MM Million Units Quarterly

7 MARKET OUTLOOK • Higher demand and prices for US timber and wood products: – Rebound in US housing – Growing off-shore demand – Canadian timber supply shortage • Growing markets for fluff products driven by emerging country demand and global growth Overall Positive Trends for Weyerhaeuser Products

8 PATH FORWARD • LEVERS – Portfolio – Performance: Operational Excellence – Capital Allocation • KEY MEASURES – Relative EBITDA margin – Total Shareholder Return (TSR) • Relative to peers & S&P 500

9 PERFORMANCE: Timberlands STRATEGIC INITIATIVES • Maximize cash flow through Operational Excellence • Capture full value of the Longview Timber acquisition See appendix for detail on calculations. *See appendix for reconciliation to GAAP amounts. 0 20 40 60 80 2011 2012 2013 Annualized US South Deltic NCREIF Plum Creek Rayonier WY 50 75 100 125 150 175 200 2011 2012 2013 Annualized US West NCREIF Pope Resources Rayonier WY (excl LV) EBITDA* / ACRE OWNED 0 200 400 600 800 2012 2016 - 2018 (Outlook) $ M il li on s BASE BASE Longview Timber Operational Excellence TIMBERLANDS EBITDA*

10 0 50 100 Current Benchmark* PERFORMANCE: Wood Products - Lumber STRATEGIC INITIATIVES • Reduce cost – achieve industry-leading cost structure • Maintain value added product mix OPERATIONAL EXCELLENCE** Controllable Manufacturing Cost $ / M B F EBITDA MARGIN* Closing the Gap = $100 MM **Note: Benchmark is mill Best in Class; Mfg cost = Cost Net of Logs, excluding depreciation and inflation. Current is based on Q3 2013 YTD data. Source for competitor data: public SEC filings *See appendix for reconciliation to GAAP amounts. -5% 0% 5% 10% 15% 20% 2011 2012 2013 Canfor Lumber Interfor Lumber West Fraser Lumber WY Lumber

11 PERFORMANCE: Wood Products – OSB STRATEGIC INITIATIVES • Drive down controllable costs by improving reliability • Grow higher margin products EBITDA MARGIN* 50 75 100 Current Benchmark $50 MM % Reli a b ilit y **Note: Reliability benchmark is mill Best in Class. Current is based on Q3 2013 YTD data. Improve Product Mix 0 25 50 75 Current Goal $10 MM % V alue A d d ed P ro d u c t OPERATIONAL EXCELLENCE** Improve Reliability Source for competitor data: public SEC filings *See appendix for reconciliation to GAAP amounts. 2013 Q4 data not available for all competitors. -10.0% 0.0% 10.0% 20.0% 30.0% 40.0% 2011 2012 2013 YTD Q3 Ainsworth OSB LPX OSB Norbord OSB WY OSB

12 -4% -2% 0% 2% 4% 6% 8% 10% 12% 2011 2012 2013 2014 Outlook Boise ELP LPX ELP WY ELP -10% -8% -6% -4% -2% 0% 2% 4% 2011 2012 2013 2014 Outlook Boise Distribution Blue Linx Distribution WY Distribution PERFORMANCE: Wood Products – ELP & Distribution TURNAROUND INITIATIVES ELP DISTRIBUTION • Close the gap on manufacturing cost • Simplify & focus supply chain • Leverage our brand • Reduce cost: Warehouse, delivery, sales • Disciplined, profitable growth at market rate EBITDA MARGIN* EBITDA MARGIN* Source for competitor data: public SEC filings. *See appendix for reconciliation to GAAP amounts.

13 PERFORMANCE: Cellulose Fibers STRATEGIC INITIATIVES • Reduce cost • Grow with global customers • Innovate high-margin products EBITDA MARGIN* OPERATIONAL EXCELLENCE** Reduce Controllable Cost 625 675 725 Current Goal $ / T o n $100 MM **Cost of Goods Sold, excluding inflation. Current is based on Q3 2013 YTD data. 0% 5% 10% 15% 20% 25% 30% 35% 40% 45% 2011 2012 2013 Canfor Mercer Rayonier WY CF Source for competitor data: public SEC filings *See appendix for reconciliation to GAAP amounts.

14 PERFORMANCE: SG&A * Pro forma SG&A includes R&D and excludes WRECO direct SG&A. STRATEGIC INITIATIVE: Reduce Overhead Cost by $75 MM • Lowering cost essential to our success REDUCTION GOAL 200 250 300 350 400 450 500 550 600 2013 Pro-forma* 2014 Run Rate $75 MM $ M il li on s

15 CAPITAL ALLOCATION PRIORITIES • Return cash to shareholders • Invest in our businesses • Maintain appropriate capital structure

16 RETURNING CASH TO SHAREHOLDERS • Two dividend increases during 2013 – Quarterly dividend per common share rose nearly 30% – Currently $0.22 per share • Target payout of 75% of Funds Available for Distribution (FAD) over cycle(1) – 2013 dividend payout approximately 80% of FAD (1) Funds Available for Distribution: Cash Flow before major acquisitions and dispositions and financing activities including dividends Sustainable and Growing Dividend

17 WRECO/TRI POINTE COMBINATION • WRECO to combine with TRI Pointe (TPH) in a tax-free transaction: – 129.7 million shares TPH stock – Approximately $700 million in cash • Expected to close early in the third quarter of 2014

18 WRECO/TRI POINTE COMBINATION: Use of Proceeds • Stock: distributed to shareholders in either a spin-off or split-off – Spin: Similar to a dividend – Split: Similar to a share repurchase/exchange offer – Spin / Split decision to be determined by WY Board shortly before closing

19 SUMMARY • Goal – Grow Shareholder Value • Focus – Operational Excellence – Capital Allocation • Return cash to shareholders • Invest in our businesses • Maintain appropriate capital structure

20 WEYERHAEUSER Growing a Truly Great Company

21 APPENDIX

22 CAPITAL STRUCTURE AND LIQUIDITY • Cash balance as of December 31, 2013: $835 million • $1 Billion revolving credit facility: Expires in September 2018 • Long term debt: • Improving financial metrics support investment grade rating: (1) A reconciliation to GAAP is set forth in the appendix. (2) Interest expense excludes 2013 Q4 loss of $25 million on early extinguishment of debt. (3) Total Capital = long-term debt + total equity FY 2013 Target Over Cycle EBITDA(1) / Interest(2) 4.7 > 5.0 Debt / EBITDA(1) 2.9 < 3.5 Debt/ Total Capital(3) 42% 40% $ Millions 2014 2015 Estimate 2016 Estimate 2017 Estimate 2018 Estimate Beginning Balance $4,891 $4,891 $4,891 $4,891 $5,568 Scheduled Debt Maturities -- -- -- (281) (62) Pro Forma Ending Balance $4,891 $4,891 $4,891 $4,610 $4,548

# 2011 EBITDA RECONCILIATION BY SEGMENT

| $ Millions | 2011 | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Timberlands | Lumber | OSB | EWP | Distribution | WP Other | Wood Products | Cellulose Fibers | Real Estate | Unallocated Items | Total |
| **Adjusted EBITDA Excluding Special Items[1]** | **$472** | **($7)** | **($4)** | **$6** | **($37)** | **($1)** | **($43)** | **$597** | **$89** | **($90)** | **$1,025** |
| Depletion, Depreciation & Amortization | (137) | (47) | (34) | (61) | (6) | (3) | (151) | (147) | (13) | (28) | (476) |
| Non-Operating Pension & Postretirement Costs | -- | -- | -- | -- | -- | -- | -- | -- | -- | (26) | (26) |
| Special Items | 152 | (5) | (4) | (26) | (1) | (16) | (52) | -- | -- | -- | 100 |
| Capitalized Interest Included in Cost of Products Sold | -- | -- | -- | -- | -- | -- | -- | -- | (23) | (6) | (29) |
| **Operating Income (GAAP)** | **$487** | **($59)** | **($42)** | **($81)** | **($44)** | **($20)** | **($246)** | **$450** | **$53** | **($150)** | **$594** |
| Interest Income and Other | 4 | -- | -- | 1 | -- | 2 | 3 | 2 | 5 | 33 | 47 |
| Net Contribution to Earnings from Discontinued Operations | -- | -- | -- | -- | -- | (25) | (25) | -- | -- | 45 | 20 |
| **Net Contribution to Earnings** | **$491** | **($59)** | **($42)** | **($80)** | **($44)** | **($43)** | **($268)** | **$452** | **$58** | **($72)** | **$661** |
| Interest Expense, Net | | | | | | | | | | | (384) |
| Income Taxes | | | | | | | | | | | 54 |
| **Net Earnings to Common Shareholders (GAAP)** | | | | | | | | | | | **$331** |

1. Adjusted EBITDA excluding special items is a non-GAAP measure that management uses to evaluate the performance of the company. Adjusted EBITDA, as we define it, is operating income adjusted for depreciation, depletion, amortization, pension and postretirement costs not allocated to business segments (primarily interest cost, expected return on plan assets, amortization of actuarial loss and amortization of prior service cost / credit), special items and interest included in cost of products sold. Adjusted EBITDA should not be considered in isolation from and is not intended to represent an alternative to our GAAP results.

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# 2012 EBITDA RECONCILIATION BY SEGMENT

| $ Millions | 2012 | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Timberlands | Lumber | OSB | EWP | Distribution | WP Other | Wood Products | Cellulose Fibers | Real Estate | Unallocated Items | Total |
| **Adjusted EBITDA Excluding Special Items[1]** | **$460** | **$130** | **$143** | **$17** | **($29)** | **($15)** | **$246** | **$368** | **$142** | **($54)** | **$1,162** |
| Depletion, Depreciation & Amortization | (142) | (45) | (31) | (51) | (5) | (1) | (133) | (150) | (12) | (19) | (456) |
| Non-Operating Pension & Postretirement Costs | -- | -- | -- | -- | -- | -- | -- | -- | -- | (29) | (29) |
| Special Items | -- | -- | -- | -- | -- | 6 | 6 | -- | -- | 89 | 95 |
| Capitalized Interest Included in Cost of Products Sold | -- | -- | -- | -- | -- | -- | -- | -- | (30) | (7) | (37) |
| **Operating Income (GAAP)** | **$318** | **$85** | **$112** | **($34)** | **($34)** | **($10)** | **$119** | **$218** | **$100** | **($20)** | **$735** |
| Interest Income and Other | 3 | -- | -- | -- | -- | 1 | 1 | 5 | 5 | 38 | 52 |
| Loss Attributable to Non-Controlling Interest | 1 | -- | -- | -- | -- | -- | -- | -- | -- | -- | 1 |
| **Net Contribution to Earnings** | **$322** | **$85** | **$112** | **($34)** | **($34)** | **($9)** | **$120** | **$223** | **$105** | **$18** | **$788** |
| Interest Expense, Net | | | | | | | | | | | (348) |
| Income Taxes | | | | | | | | | | | (55) |
| **Net Earnings to Common Shareholders (GAAP)** | | | | | | | | | | | **$385** |

1. Adjusted EBITDA excluding special items is a non-GAAP measure that management uses to evaluate the performance of the company. Adjusted EBITDA, as we define it, is operating income adjusted for depreciation, depletion, amortization, pension and postretirement costs not allocated to business segments (primarily interest cost, expected return on plan assets, amortization of actuarial loss and amortization of prior service cost / credit), special items and interest included in cost of products sold. Adjusted EBITDA should not be considered in isolation from and is not intended to represent an alternative to our GAAP results.

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# 2013 Q3 YTD EBITDA RECONCILIATION BY SEGMENT

| $ Millions | 2013 Q3 YTD | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Timberlands | Lumber | OSB | EWP | Distribution | WP Other | Wood Products | Cellulose Fibers | Real Estate | Unallocated Items | Total |
| **Adjusted EBITDA Excluding Special Items[1]** | **$448** | **$258** | **$223** | **$34** | **($27)** | **($2)** | **$486** | **$252** | **$82** | **($18)** | **$1,250** |
| Depletion, Depreciation & Amortization | (115) | (30) | (23) | (35) | (4) | (1) | (93) | (116) | (10) | (9) | (343) |
| Non-Operating Pension & Postretirement Costs | -- | -- | -- | -- | -- | -- | -- | -- | -- | (31) | (31) |
| Special Items | -- | -- | -- | -- | -- | -- | -- | -- | -- | -- | -- |
| Capitalized Interest Included in Cost of Products Sold | -- | -- | -- | -- | -- | -- | -- | -- | (28) | (4) | (32) |
| **Operating Income (GAAP)** | **$333** | **$228** | **$200** | **($1)** | **($31)** | **($3)** | **$393** | **$136** | **$44** | **($62)** | **$844** |
| Interest Income and Other | 3 | -- | -- | -- | -- | -- | -- | (1) | 3 | 37 | 42 |
| **Net Contribution to Earnings** | **$336** | **$228** | **$200** | **($1)** | **($31)** | **($3)** | **$393** | **$135** | **$47** | **($25)** | **$886** |
| Interest Expense, Net | | | | | | | | | | | (258) |
| Income Taxes | | | | | | | | | | | (119) |
| **Net Earnings (GAAP)** | | | | | | | | | | | **$509** |
| Dividends on preference shares | | | | | | | | | | | (12) |
| **Net Earnings to Common Shareholders (GAAP)** | | | | | | | | | | | **$497** |

1. Adjusted EBITDA excluding special items is a non-GAAP measure that management uses to evaluate the performance of the company. Adjusted EBITDA, as we define it, is operating income adjusted for depreciation, depletion, amortization, pension and postretirement costs not allocated to business segments (primarily interest cost, expected return on plan assets, amortization of actuarial loss and amortization of prior service cost / credit), special items and interest included in cost of products sold. Adjusted EBITDA should not be considered in isolation from and is not intended to represent an alternative to our GAAP results.

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# 2013 EBITDA RECONCILIATION BY SEGMENT

| $ Millions | 2013 | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Timberlands | Lumber | OSB | EWP | Distribution | WP Other | Wood Products | Cellulose Fibers | Real Estate | Unallocated Items | Total |
| **Adjusted EBITDA Excluding Special Items[1]** | **$632** | **$317** | **$247** | **$45** | **($33)** | **($2)** | **$574** | **$353** | **$165** | **($41)** | **$1,683** |
| Depletion, Depreciation & Amortization | (166) | (40) | (31) | (46) | (5) | (1) | (123) | (156) | (14) | (13) | (472) |
| Non-Operating Pension & Postretirement Costs | -- | -- | -- | -- | -- | -- | -- | -- | -- | (40) | (40) |
| Special Items | -- | -- | -- | (10) | -- | -- | (10) | -- | (349) | (22) | (381) |
| Capitalized Interest Included in Cost of Products Sold | -- | -- | -- | -- | -- | -- | -- | -- | (37) | (6) | (43) |
| **Operating Income (GAAP)** | **$466** | **$277** | **$216** | **($11)** | **($38)** | **($3)** | **$441** | **$197** | **($235)** | **($122)** | **$747** |
| Interest Income and Other | 4 | -- | -- | -- | -- | -- | -- | 3 | 4 | 47 | 58 |
| **Net Contribution to Earnings** | **$470** | **$277** | **$216** | **($11)** | **($38)** | **($3)** | **$441** | **$200** | **($231)** | **($75)** | **$805** |
| Interest Expense, Net | | | | | | | | | | | (371) |
| Income Taxes | | | | | | | | | | | 129 |
| **Net Earnings (GAAP)** | | | | | | | | | | | **$563** |
| Dividends on preference shares | | | | | | | | | | | (23) |
| **Net Earnings to Common Shareholders (GAAP)** | | | | | | | | | | | **$540** |

1. Adjusted EBITDA excluding special items is a non-GAAP measure that management uses to evaluate the performance of the company. Adjusted EBITDA, as we define it, is operating income adjusted for depreciation, depletion, amortization, pension and postretirement costs not allocated to business segments (primarily interest cost, expected return on plan assets, amortization of actuarial loss and amortization of prior service cost / credit), special items and interest included in cost of products sold. Adjusted EBITDA should not be considered in isolation from and is not intended to represent an alternative to our GAAP results.

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27 EBITDA RECONCILIATION: TIMBERLANDS 1. Adjusted EBITDA excluding special items is a non-GAAP measure that management uses to evaluate the performance of the company. Adjusted EBITDA, as we define it, is operating income adjusted for depreciation, depletion, amortization, pension and postretirement costs not allocated to business segments (primarily interest cost, expected return on plan assets, amortization of actuarial loss and amortization of prior service cost / credit), special items and interest included in cost of products sold. Adjusted EBITDA should not be considered in isolation from and is not intended to represent an alternative to our GAAP results. $ Millions 2011 2012 2013 West (excluding Longview Timber) $273 $250 $361 South 214 218 225 Other (15) (8) 46 Adjusted EBITDA Excluding Special Items1 $472 $460 $632 Depletion, Depreciation & Amortization (137) (142) (166) Special Items 152 -- -- Operating Income (GAAP) $487 $318 $466 Interest Income and Other 4 3 4 Loss Attributable to Non-Controlling Interest -- 1 -- Net Contribution to Earnings $491 $322 $470

28 TIMBERLANDS BENCHMARKING: EBITDA/Acre Based on publicly reported financials, plus National Council of Real Estate Investment Fiduciaries (NCREIF) data • WEST: – WY does not include Longview Timber – Pope Resources = Fee Timber Income from operations external + Fee Timber Depletion – NCREIF = Northwest NOI – Rayonier = Forest Resources EBITDA: Northern U.S. proportion estimated based on sales by geography • SOUTH: – NCREIF = South NOI – Plum Creek = S Resources Operating Income + S Resources DDA – Deltic Timber = Woodlands Op Income + D, A and Cost of Fee Timber Harvested – Rayonier = Forest Resources EBITDA: Atlantic + Gulf States estimated based on sales by geography • “2013 Annualized” based on 3Q YTD actuals, as reported